Exhibit 99.1

Annual Information Form

5	Important information about this document		24	Risks in our business
7	About Precision		33	Material interests, experts and material contracts
	7	Our organizational structure
	8	Three-year history	34	Legal proceedings and regulatory actions

11	About our businesses		34	Governance
	12	Contract Drilling Services		34	Board of directors
	15	Completion and Production Services		39	Executive officers
	17	Health, safety and the environment
	18	Our people	40	Other information
				40	Controls and procedures
19	Our capital structure			41	Management’s discussion and analysis
	19	Common shares		41	Transfer agent and registrar
	20	Warrants		41	Additional information about Precision
	20	Preferred shares
	20	Material debt	42	Appendix
				42	Audit Committee Charter

Precision Drilling Corporation 2012 Annual Information Form

IMPORTANT INFORMATION ABOUT THIS DOCUMENT

Throughout this annual information form (AIF), the terms, we, us, our and Precision mean Precision Drilling Corporation and, where indicated, all of our consolidated subsidiaries and any partnerships that we and/or our subsidiaries are part of.

References to Precision Drilling Trust refer to us when we operated as an income trust. We converted to a corporate structure on June 1, 2010. We have indicated instances in this AIF where references to Precision Drilling Trust include all of the consolidated subsidiaries and any partnerships that the trust and/or its subsidiaries were partners of prior to this date.

Information in this AIF is as of March 19, 2013. All amounts are in Canadian dollars, unless we note otherwise.

About forward-looking information

We disclose forward-looking information to help current and prospective investors understand our future prospects. This AIF contains statements about what we believe, intend and expect about developments, results and events that may or will occur in the future and are forward-looking within the meaning of Canadian securities legislation and the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the forward-looking information and statements).

Forward-looking information and statements in this AIF:

¡	typically include words and phrases about the future, such as anticipate, could, should, can, expect, seek, may, intend, likely, will, plan, estimate and believe
¡

are based on certain assumptions and analyses based on our experience, understanding of historical trends, current conditions and expected future developments, and other factors we believe are appropriate given the circumstances

¡	can be affected by known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from our expectations.

Actual results, performance or achievements may be significantly different from what is expressed or implied in the forward-looking information.

Our forward-looking information includes statements about the following, among other things:

¡	performance of the oil and natural gas industry, including commodity prices
¡	our capital expenditures and potential international expansion
¡	the obsolescence of Tier 3 rigs in North American markets over the next few years and Precision exiting the Tier 3 contract drilling business
¡	the supply and demand for oil and natural gas
¡	demand for our equipment and services
¡	the potential impact of current or anticipated regulatory regimes and tax, environmental, health, safety and other laws
¡

the potential impact of seasonal and weather conditions, competition in markets where we compete, technology advances, finding and retaining employees, reliance on suppliers, credit market conditions, access to additional financing, foreign exchange, international operations as well as other risks and uncertainties discussed herein

¡	payment of quarterly dividends
¡	our future growth potential.

Precision Drilling Corporation 2012 Annual Information Form	5

Risks and uncertainties

This AIF discusses a number of risks and uncertainties, including the following among others:

¡	fluctuations in the price and demand for oil and natural gas
¡	fluctuations in the level of oil and natural gas exploration and development activities
¡	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services
¡	liquidity of the capital markets to fund customer drilling programs
¡	availability of cash flow, debt and/or equity sources to fund our capital and operating requirements, as needed
¡	the sustainability of our dividend
¡	the impact of seasonal and weather conditions on operations and facilities
¡	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services
¡	ability to improve our rig technology to improve drilling efficiency
¡	general economic, market or business conditions
¡	changes in laws or regulations
¡	availability of qualified personnel, management or other key inputs
¡	currency exchange fluctuations
¡	operating in foreign countries
¡	other unforeseen conditions that could affect the use of our services
¡	other risks and uncertainties set out in this AIF under the heading “Risks in Our Business”.

These risks and uncertainties are also discussed in our annual report and Form 40-F, on file with the Canadian securities commissions on SEDAR (www.sedar.com) and with the SEC on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this AIF are qualified by these cautionary statements. There can be no assurance that actual results or developments anticipated by us will be realized. We caution you not to place undue reliance on forward-looking information and statements. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by law.

About registered trademarks

We own several trademarks, service marks and trade names that we use in our business including:

¡	Precision Drilling Corporation is a registered trademark of Precision Drilling Corporation in Canada
¡	Precision Drilling and PD logo and design are registered trademarks of Precision Drilling Corporation in Canada, the U.S. and other countries
¡	Grey Wolf is a registered trademark of Precision Drilling Corporation in the U.S.
¡	Super Series is a registered trademark of Precision Drilling Corporation in Canada
¡	Super Single is a registered trademark of Precision Drilling Corporation in Canada, the U.S. and other countries
¡	Super Triple is a registered trademark of Precision Drilling Corporation in Canada and the U.S.
¡	High Performance, High Value is a registered trademark of Precision Drilling Corporation in Canada and other countries and is pending in the U.S.

Although the trademarks, service marks and trade names referred to in this AIF or the documents incorporated by reference may be listed without the ®, SM and TM symbols for convenience, we will assert our rights to them to the fullest extent under the law.

6	Precision Drilling Corporation 2012 Annual Information Form

ABOUT PRECISION

Precision Drilling Corporation is an independent North American provider of oil and natural gas drilling and drilling-related services and products. We specialize in providing onshore drilling services in most major conventional and unconventional oil and natural gas basins in Canada and the United States (U.S.), and have operations in Mexico and Saudi Arabia and have announced long-term contracts in other areas in the Middle East. We also provide well servicing and ancillary wellsite products and services in Canada and the U.S.

Precision was formed by amalgamation under the Business Corporations Act (Alberta). We previously operated as an income trust, known as Precision Drilling Trust, and converted to a corporate entity on June 1, 2010 under a statutory plan of arrangement. See Three-year history for more information.

Our common shares trade on the Toronto Stock Exchange (TSX) under the symbol PD and on the New York Stock Exchange (NYSE) under the symbol PDS.

Our principal corporate and registered office is at:

Suite 800, 525 – 8th Avenue S.W.

Calgary, Alberta

Canada T2P 1G1

Phone:	403.716.4500
Fax:	403.264.0251
Email:	info@precisiondrilling.com
www.precisiondrilling.com

Our organizational structure

The chart below shows our organizational structure and material subsidiaries or partnerships, including the jurisdiction where each was incorporated, formed or continued, and whether we hold the voting securities directly or indirectly. For simplification, non-material wholly-owned subsidiaries are not included.

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Three-year history

2012

Capital expenditures and rig fleet upgrades

In 2012, we placed 36 newly constructed or “new build” Super Series rigs into service under previously negotiated term contracts, including 13 Precision Super Single rigs, six Super Triple rigs and one Super Double rig in Canada and two Precision stretch Super Single rigs and 14 Super Triple rigs in the U.S.

We also delivered 11 upgraded rigs under term contracts in 2012 including six in Canada, one in the U.S. and four internationally.

These rigs were part of our property, plant and equipment capital expenditure program. Our 2012 program totalled $868 million, including $596 million for expansion capital, $130 million for upgrade capital and $142 million for the maintenance of existing assets and infrastructure.

International expansion

We deployed three drilling rigs to Saudi Arabia that began operations in 2012.

We also contracted:

¡    three upgrade drilling rigs to work on multi-year contracts in Mexico that began operations in 2012 and two additional rigs that are expected to begin operating in 2013

¡    two upgrade drilling rigs to work on multi-year contracts in the Kurdistan region of Iraq expected to begin operating in 2013

¡    two new Super Series drilling rigs to work on multi-year contracts in Kuwait beginning in 2014.

Amendments to credit facility

We entered into an amendment to our secured credit facility (as amended, the secured facility) which:

¡   increased the amount available to US$850 million from US$550 million

¡    extended the maturity date by two years to November 17, 2017

¡   allows us to pay dividends so long as no default or event of default has occurred

¡   reduced the rates that apply to certain fees to be paid under the facility.

See Material debt – Secured facility.

Annual dividend

We announced an annual dividend of $0.20 per common share, payable quarterly.

We declared our first quarterly dividend of $0.05 per common share, paid on December 28, 2012 to shareholders of record on December 20, 2012.

All dividends on our common shares are “eligible dividends” for Canadian income tax purposes, unless we indicate otherwise.

See Our capital structure – Dividends.

Asset writedowns

We decommissioned 52 drilling rigs (42 Tier 3 rigs and 10 Tier 2 rigs). We are exiting the Tier 3 contract drilling rig business and will keep 26 drilling rigs for seasonal, stratigraphic and turnkey drilling work. We refer to these rigs as the PSST rigs. Certain components of the decommissioned rigs will be used in our ongoing operations.

We also recorded an impairment charge to the goodwill attributable to our Canadian directional drilling operations due to the decrease in natural gas well drilling in Canada and the outlook for natural gas pricing.

We recognized a non-cash, pre-tax rig decommissioning charge and goodwill impairment charge of $245 million.

8	Precision Drilling Corporation 2012 Annual Information Form

2011

Capital expenditures and rig fleet upgrades

By the end of 2011, we had placed 19 new build Super Series rigs into service under previously negotiated term contracts, including seven Precision Super Single rigs in Canada and one Precision Super Single rig and 11 Super Triple rigs in the U.S. We also delivered 18 upgraded drilling rigs during 2011.

These rigs were part of our property, plant and equipment capital expenditure program. Our 2011 program totalled $726 million, including $455 million for expansion capital and $271 million for the maintenance and upgrade of existing assets and infrastructure.

International expansion

In the fourth quarter, we contracted three rigs for operations in Saudi Arabia to work on multi-year contracts. We delivered the three upgraded rigs to Saudi Arabia from our existing U.S. rig fleet in the fourth quarter of 2011 and first quarter of 2012.

Grey Wolf International opened new offices in Dubai, United Arab Emirates and Bogota, Colombia.

Rig decommissioning

We announced the decommissioning of 36 drilling rigs, including 19 in Canada and 17 in the U.S., and the decommissioning of 13 well servicing rigs in Canada. The drilling rigs were all Tier 3 rigs, which were primarily mechanical, lower horsepower units without advanced technology. We are using certain components of the decommissioned rigs in our ongoing operations.

We recorded a non-cash, pre-tax charge to earnings of $115 million for the decommissioning.

Directional drilling

We closed the acquisition of Axis Energy Services Holdings Inc. which provided directional drilling and measurement while drilling (MWD) services, primarily in Western Canada.

We also closed the acquisition of Drake Directional Drilling, LLC and Drake MWD Services, LLC, which provided directional drilling and MWD services in Texas, Louisiana, Oklahoma and Colorado.

U.S. senior note offering

We completed our offering of US$400 million of 6.50% senior unsecured notes due 2021 (the 2021 Notes) in a private placement. We used the net proceeds to fund our capital expenditure program and for general corporate purposes.

See Our capital structure – Material debt for more information.

Credit facility amendment

We entered into an amendment to our secured credit facility which:

¡  reduced the margins and rates that apply to interest rates and certain fees to be paid under the facility

¡  extended the maturity by two years to November 17, 2015

¡  increased the amount of unsecured debt allowed under the facility

¡ increased the consolidated senior debt to EBITDA (as defined in the secured facility credit agreement, EBITDA) ratio to 3:1 from 2.5:1

¡ increased the consolidated total debt to EBITDA ratio to 4:1 from 3.5:1.

See Our capital structure – Material debt for more information.

Canadian senior note offering

We completed our offering of $200 million of 6.50% senior unsecured notes due 2019 (the 2019 Notes) in a private placement to Canadian investors. We used the net proceeds and cash on hand to in effect repay the $175 million 10% senior unsecured note issued to Her Majesty the Queen in Right of the Province of Alberta, represented by Alberta Investment Management Corporation (AIMCo). The total repayment was approximately $204 million and included $175 million in principal, accrued interest and a make-whole premium of approximately $27 million. The make-whole premium was a charge to earnings. See Our capital structure – Material debt for more information.

Tax reassessment

We received a notice of reassessment from the Canada Revenue Agency (CRA) for federal tax and interest relating to a transaction in 2005. We objected to the reassessment and, in 2011, reached agreements with the CRA and Alberta Finance to resolve the results of the prior year audit. We received income tax reassessments from the CRA and Alberta Finance totalling $37 million in income tax plus interest of $13 million. As part of the settlement agreements, we waived all rights to appeal the reassessments.

Transition to International Financial Reporting Standards

We began preparing our financial statements under International Financial Reporting Standards (IFRS), and our future financial statements will be prepared in compliance with IFRS as if we had always followed these standards.

The transition to IFRS did not materially affect our debt covenants or affect cash flows. Except for changes to management reports, no significant changes to internal controls over financial reporting or disclosure were required as a result of the transition.

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2010

Capital expenditures and rig fleet upgrades

In 2010, we delivered four new build Super Series drilling rigs under term contracts and nine upgraded drilling rigs. Total capital spending for 2010 was $176 million of which $71 million related to expansion initiatives.

Senior note offering

We completed our offering of US$650 million of 6.625% senior unsecured notes due 2020 (the 2020 Notes) in a private placement. We used the net proceeds to repay all of our outstanding debt under our then existing secured credit facility and for general corporate purposes.

See Our capital structure – Material debt for more information.

Credit facility

We terminated our then existing secured credit facility when we closed the 2020 Note offering, and entered into our secured facility then in the amount of US$550 million. See Our capital structure – Material debt for more information.

The arrangement

Precision Drilling Trust converted from an income trust structure to a corporate structure under a statutory plan of arrangement.

Holders of the trust units and holders of the exchangeable limited partnership units of Precision Drilling Limited Partnership approved the arrangement at the annual and special meeting on May 11, 2010. Over 99% of the votes cast by the unitholders were in favour of the arrangement. On May 12, 2010, the Alberta Court of Queen’s Bench granted the final order required.

Under the arrangement, holders of our trust units and exchangeable limited partnership units of Precision Drilling Limited Partnership received one Precision common share for each unit they held.

10	Precision Drilling Corporation 2012 Annual Information Form

ABOUT OUR BUSINESSES

We have two business segments – Contract Drilling Services and Completion and Production Services. Both are supported by vertical business support systems and shared corporate and administrative services.

The table below describes the two business segments in more detail and the scope of our services in Canada, the U.S. and internationally:

Contract Drilling Services
Operates our rigs in Canada, the U.S. and elsewhere internationally		Canada	¡	land drilling services
Provides onshore well drilling services to exploration and production companies in the oil and natural gas industry			¡	directional drilling services
			¡	procurement and distribution of oilfield supplies
At December 31, 2012, the segment consisted of:			¡	manufacture and refurbishment of drilling and service rig equipment
¡	321 land drilling rigs, including:
	– 186 in Canada – 127 in the U.S. – 3 in Saudi Arabia – 5 in Mexico	United States	¡	land drilling services
			¡	directional drilling services
			¡	turnkey drilling services
¡	approximately 91 directional drilling job capacity in Canada and the U.S.		¡	procurement and distribution of oilfield supplies
¡	engineering, manufacturing and repair services primarily for Precision’s operations		¡	trucking services for moving Precision rigs
		International	¡	land drilling services
¡	centralized procurement, inventory and distribution of consumable supplies primarily for our Canadian, U.S. and Mexico operations.

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Completion and Production Services

Comprises a number of businesses providing completion and

workover services and ancillary services to oil and natural gas exploration and production companies primarily in Canada,

with a growing presence in the U.S.

At December 31, 2012, the segment consisted of:

		Canada	¡	service rigs
			¡	snubbing units
			¡	coil tubing units
			¡	camp and catering services
			¡	oilfield surface equipment rental
¡	190 service rigs, including:		¡	wellsite accommodations
	– 185 in Canada		¡	water system services
	– 5 in the U.S.	United States	¡	service rigs
¡	19 snubbing units, including:		¡	snubbing units
	– 16 in Canada		¡	coil tubing units
	– 3 in the U.S.		¡	camp and catering services
¡	5 coil tubing units, including:		¡	oilfield surface equipment rental
	– 3 in Canada		¡	wellsite accommodations
– 2 in the U.S.
¡	approximately 3,800 oilfield rental items including surface storage, small-flow wastewater treatment, power generation and solids control equipment primarily in Canada
¡	243 wellsite accommodation units in Canada and 61 in the U.S.
¡	50 drilling camps and 3 base camps in Canada and 4 drilling camps and 1 base camp in the U.S.
¡	8 large-flow wastewater treatment units, 6 potable water production units and 11 pump houses in Canada.

Revenue

Years ended December 31 (thousands of Canadian $)	2012	2011	2010
Contract Drilling Services	$1,725,240	$1,632,037	$1,186,007
Completion and Production Services	326,079	330,225	255,827
Inter-segment eliminations	(10,578)	(11,235)	(12,181)
Total revenue	$2,040,741	$1,951,027	$1,429,653

Contract Drilling Services

Precision Drilling

At the end of 2012, we operated a versatile fleet of 321 land rigs deployed in Canada, the U.S. and internationally.

¡

Canada – we operated the largest fleet of land drilling rigs. We actively marketed 186 drilling rigs located throughout Western Canada, accounting for approximately 23% of the industry’s estimated fleet of 821 drilling rigs.

¡	United States – we operated 127 land drilling rigs, the fourth largest fleet, representing approximately four percent of the country’s estimated 2,828 total marketed land drilling rigs.
¡	Internationally – we had five land drilling rigs operating in Mexico and three operating in Saudi Arabia.

Drilling contracts

Our contract terms are generally based on the complexity and risk of operations, on-site drilling conditions, type of equipment used and the anticipated duration of the work to be performed.

Drilling contracts can be for single or multiple wells and can vary in length from a day or two on shallow single-well applications to multiple-year, multiple-well drilling programs. Term drilling contracts typically have fixed utilization rates for a minimum of six months, and include penalties for early termination, cost escalations and options for renewing the contract. Short-term contracts that provide drilling rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty. Our new build drilling rigs generally have term contracts in place before the rig is completed and, in most cases, we have term contracts of two to five years before construction begins.

In 2012, we had term contracts for an average of 128 drilling rigs (55 in Canada, 69 in the U.S. and four internationally).

We market our drilling rigs mainly on a regional basis through sales and marketing personnel. We secure contracts to drill wells either through competitive bidding or as a result of relationships and negotiations with customers.

12	Precision Drilling Corporation 2012 Annual Information Form

Our contracts in Canada, the U.S. and internationally have been carried out almost exclusively on a daywork basis. Under a daywork contract:

¡	We provide a drilling rig with required personnel, and the customer supervises the drilling of the well.
¡	We charge the customer a fixed rate per day regardless of the number of days needed to drill the well.
¡	Contracts usually provide for a reduced day rate (or a lump sum amount) to mobilize the rig to the well location, to rig-up and rig-down on location and to demobilize the rig.
¡	Generally we do not bear any of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts).

We also drilled a very small number of wells in Texas and Louisiana near the U.S. Gulf Coast (approximately 3% of our U.S. rig utilization in 2012) on a turnkey basis. Under a turnkey contract we drill a well to an agreed depth for a fixed price. We assume higher risk under a turnkey contract and therefore generally have the potential for greater profit or loss.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., during the second quarter each year, wet weather and the spring thaw make the ground unstable resulting in road restrictions that limit the movement of heavy oilfield equipment and reduces the level of drilling and well servicing activity. In northern Canada, some drilling sites can only be accessed in a very small window in the winter once the terrain is frozen, which is usually late in the fourth quarter. Our business depends, at least in part, upon the severity and duration of the winter season.

Competition

The land drilling industry is highly competitive and fragmented with the top 10 providers owning only approximately 41% of the marketed rig fleet in the U.S. and approximately 79% of the industry fleet in Canada.

Technology is increasingly differentiating the market. Our Tier 1 and Tier 2 rigs represent 92% of our fleet, and higher tiered rigs experience higher utilization levels and more stable dayrates.

Drilling fleet

We categorize our rigs as Tier 1, Tier 2 or PSST rigs based on drilling requirements and mobility. At the end of 2012, we had a fleet of 321 rigs, consisting of 188 Tier 1, 107 Tier 2 and 26 PSST rigs. A list of our contract drilling rigs, including detailed inventory and layout specifications, is available on our website (www.precisiondrilling.com).

Tier 1 Rigs are better suited to meet the challenges of complex customer requirements for resource exploitation in the North America shale and unconventional plays

High performance Super Series rigs, innovative in design, capable of drilling directionally or horizontally, are highly mobile, move with pad walking or skidding systems or require fewer trucking loads

Features
	¡	highly mechanized tubular handling equipment
	¡	integrated top drive or top drive adaptability
	¡	advanced AC, silicone controlled rectifier (SCR) and mechanical power distribution and control efficiencies
	¡	electronic or hydraulic control of the majority of operating parameters
	¡	specialized drilling tubulars
	¡	high-capacity mud pumps
	¡	majority use Range III drill pipe
Tier 2 High performance rigs with new equipment and modifications to improve performance and enhance directional and horizontal drilling capability	High performance rigs, capable of drilling directionally or horizontally, generally less mobile than Tier 1 rigs
Features
	¡	some mechanization of tubular handling equipment
	¡	top drive adaptability
	¡	SCR or mechanical type power systems
	¡	increased hookload and or racking capabilities
	¡	upgraded power generating, control systems and other major components
	¡	high-capacity mud pumps
PSST Typically conventional mechanical rigs with no automation and lower pumping capacity

Acceptable level of performance for certain drilling requirements but would require major equipment upgrades to meet the criteria of a Tier 2 or Tier 1 rig

Other than 26 rigs retained for seasonal, stratigraphic and turnkey drilling work, we have exited the Tier 3 market. We believe that developments in the land drilling industry have made the Tier 3 rigs virtually obsolete in North America.

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Our rigs can drill from very shallow wells to very deep or extended-reach wells to depths of 9,000 metres (30,000 feet) or more, are rated up to 4,000 horsepower and can drill virtually all types of onshore conventional and unconventional oil and gas wells in North America. In 2012, we had a footprint in virtually all of the large resource plays in Canada and the U.S., including the Bakken, Cardium, Lower Shaunavon, Montney and Viking formations in Canada and the Bakken, Barnett, Eagle Ford, Granite Wash, Haynesville, Marcellus, Niobrara and West Texas resource plays in the U.S.

Well costs

Several factors contribute to lower customer well costs, including:

¡	low unplanned mechanical downtime (managed through preventive maintenance programs)
¡	detailed inspection processes
¡	strategically placed spare equipment
¡	supply chain management
¡	continuous equipment upgrades
¡

efficient use of non-productive time (includes moving, rig-up and rig-out time, which is minimized by decreasing the number of move loads per rig, and using mechanized equipment for safer and quicker rig component connections).

Directional drilling

Directional drilling involves using specialized tubulars and drill string components to establish and maintain the necessary trajectory of the drill bit to achieve a desired wellbore and bottom of hole location in relation to the surface location. Directional equipment such as mud motors (which are hydraulically driven by the drilling fluid to rotate the drill bit) and MWD systems (which monitor wellbore trajectory and formation characteristics in real time while drilling is in progress) are used in this process.

At the end of 2012, we had approximately 91 directional drilling job capacity in Canada and the U.S. with operational, technical and maintenance facilities in both countries. Centres in Calgary, Alberta and Houston, Texas manage directional drilling operations in the field in real-time.

Grey Wolf International

Grey Wolf International (Grey Wolf) is our platform for the international oil and gas drilling market, and it is actively exploring opportunities in various international markets. International oilfield service operations involve relatively long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months. Grey Wolf has a regional office in Dubai, United Arab Emirates.

In 2011, Grey Wolf entered multi-year daywork drilling contracts for three land drilling rigs to operate in Saudi Arabia. All three rigs commenced operations in 2012.

Grey Wolf continues to operate two drilling rigs under contracts with a major service provider in Mexico. In 2012, Grey Wolf also contracted five upgraded drilling rigs to work on multi-year contracts for another major service provider in Mexico. Three of the five rigs began operating in 2012 and two are expected to begin operating in 2013.

In late 2012, Grey Wolf also contracted two new build Super Series drilling rigs to work on multi-year contracts in Kuwait beginning in 2014 and two upgraded rigs to work on multi-year contracts in the Kurdistan Region of Iraq.

14	Precision Drilling Corporation 2012 Annual Information Form

Rostel Industries

Based in Canada, Rostel Industries manufactures custom drilling rigs and manufactures and refurbishes drilling rig and service rig components. Rostel Industries is fundamental to our vertical integration as approximately 95% of its revenues in 2012 were related to Precision business. Having the in-house ability to repair or provide new components for either drilling or service rigs also improves the efficiency and reliability of our fleets.

Rostel Industries markets specialized services to the energy services industry, including inspection and certification of critical drilling components including overhead equipment, well control equipment and handling tools. Its expertise includes an in-house engineering group that designs and certifies equipment. Rostel Industries also designs and builds a significant portion of the components for the Precision Super Single drilling rigs, and develops products that can be used on other new rigs or to improve the versatility of many of our existing rigs.

Columbia Oilfield Supply and PD Supply

Columbia Oilfield Supply in Canada and PD Supply in the U.S. are general supply warehouses that procure, package and distribute large volumes of consumable oilfield supplies. The two supply warehouses achieve economies of scale through bulk purchasing and standardized product selection and then coordinate distribution to Precision rig sites. Columbia Oilfield Supply and PD Supply play a key role in supply chain management as approximately 96% of their oilfield supply activities support Precision operations in North America.

This reduces the administrative workload for operations staff in the field, enhancing our competitiveness.

Completion and Production Services

Precision Well Servicing

Precision Well Servicing offers a versatile fleet of service rigs for well completion, workover, abandonment, maintenance and re-entry preparation services and snubbing units and coil tubing units for pressure control services. The fleet is strategically positioned throughout Western Canada and the northern and northeastern U.S.

Well service activities

Well servicing and pressure control jobs are generally short duration, preferably during daylight hours, so it is critical for a service rig to be close to customer demand and to move quickly from one site to another. Well servicing requires a unique skill set, and crews must deal with the potential dangers and safety concerns of working with pressurized wellbores. Completion, workover or pressure control services can take a few days to several weeks to complete depending on the depth of the well and the complexity of the completion or workover.

At the end of 2012, Precision Well Servicing had a Canadian industry market share of approximately 19% with a fleet of 185 service rigs, the largest in Western Canada, compared to a Canadian industry fleet average of approximately 1,000 service rigs. We also operated five well service rigs in the U.S. at the end of 2012.

Service rates

Precision Well Servicing typically charges its customers an hourly rate for completion, workover and pressure control services based on factors like market demand in the region, the type of rig deployed and the equipment required.

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Service rig fleet

The table below shows the configuration of the Precision Well Servicing fleet. The fleet’s operating features are detailed on our website (www.precisiondrilling.com).

As at December 31, 2012:

Type of service rig	Size	Total
Mobile Rigs
Highly mobile, efficient rig up and rig down, minimize surface	Single	90
disturbance, freestanding design eliminates anchoring, rated	Double	58
up to 550 horsepower	Slant	19
Freestanding rigs comprise 77% of the fleet
Skid Mounted Rigs
Designed for deeper wells with multi-zone completions or	Double	23
re-completions, service jobs are generally longer duration so rigs move less often, rated up to 860 horsepower
Total		190

Service rig activities

Well servicing operations have two distinct functions – completions and workovers.

Completions Customers often contract a smaller, specialized service rig to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production. The service rig and crew work jointly with other services to open and stimulate the producing zones for initial production.

The demand for well completion services is related to the level of drilling activity in a region, and the demand for completion services is generally more volatile than for workover services.

Workovers Workover services are generally provided according to customer preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover services generally involve remedial work like repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovering lost equipment or abandoning the well.

Producing oil and gas wells generally require some type of workover or maintenance during their life cycle. The demand for production or workover services is based on the total number of existing active wells and their age and producing characteristics.

Of our total oil and gas well service rig activity in Canada in 2012:

¡	workovers and abandonments accounted for approximately 91%, compared to approximately 83% in 2011
¡	new well completions accounted for approximately 9%, compared to approximately 17% in 2011.

Pressure control services

Snubbing Snubbing is primarily used to enhance production of natural gas wells. Snubbing units perform certain workover and completion activities without neutralizing or “killing” the well. Traditional well servicing operations require pressure in a well to be killed using fluids which may impair production in order to safely perform the services.

At the end of 2012, we marketed 11 portable hydraulic rig-assist snubbing units and five self-contained snubbing units in Western Canada, and one rig-assist and two self-contained snubbing units in the U.S. Snubbing units are equipped with specialized snubbing devices, which allow tubing to be installed in or removed from a well, or “snubbed”, while the well is under pressure and production has been suspended.

Rig-assist units work with a service rig to complete the snubbing activity for a well. Self-contained units do not require a service rig on site and are capable of snubbing and many other services traditionally completed by a service rig.

Coil tubing services Coil tubing units use a continuous (non-jointed) reel of tubing to perform completion, workover and stimulation services. Coil tubing provides certain advantages over conventional service rigs like working on a well without having to kill it and servicing highly deviated and horizontal wells.

16	Precision Drilling Corporation 2012 Annual Information Form

Coil tubing units are highly mobile, rig-up and rig-down in a short time, increase operating efficiency and have a relatively small environmental footprint. These units also operate more efficiently because continuous tubing eliminates jointed tubing connections.

At the end of 2012, Precision operated three coil tubing units in Western Canada and two coil tubing units in the U.S.

Precision Rentals

Precision Rentals provides approximately 3,800 pieces of oilfield rental equipment from five operating centres and 11 stocking points throughout Western Canada, supported by a technical service centre in central Alberta. Most exploration and production companies do not own the specialty equipment used in oil and natural gas operations, and rely on suppliers like Precision Rentals for access to large inventories of drilling, completion and production equipment.

Precision Rentals markets its inventory in distinct product categories:

¡	surface equipment (including environmental invert drilling mud storage, hydraulic fracturing fluid storage, production tanks and other fluid handling equipment)
¡	wellsite accommodations (fully equipped units that provide on-site office and lodging for field personnel)
¡	small-flow wastewater treatment facilities
¡	power generation equipment
¡	solids control equipment.

LRG Catering

LRG Catering provides food and accommodation to personnel working at the wellsite, typically in remote locations in Western Canada. LRG Catering has 50 drill camps and three base camps in Western Canada. Precision also had four drill camps and one base camp in the U.S. Each mobile camp includes five or six building units that typically accommodate 20 to 25 members of a rig crew and other personnel and, if required, individual dormitory units that accommodate up to 45 additional personnel.

LRG Catering has also configured several of its camps and dormitories to provide housing and meals for up to 500-man base camps on separate major projects in Western Canada. As the oil and gas industry searches for new reserves in more remote locations, crews need to stay near the worksite, often in camps, throughout the duration of a drilling program. LRG Catering serves Precision and other companies in the upstream oil and gas sector and, from time to time, other industries operating in remote locations.

Terra Water Systems

Terra Water Systems provides customers with portable wastewater handling, treatment and disposal facilities, potable water production plants and potable water delivery systems for remote sites in Western Canada.

Terra Water Systems has eight large-flow wastewater treatment plants, six potable water production plants and 11 pump houses that are used in base camp and other large remote work site markets. These facilities provide an environmentally sound solution to treating wastewater, eliminating the traditional tank-and-haul process and concerns about the timing, hauling and disposal of effluent. Technical staff visits each facility regularly to conduct sampling and independent laboratory effluent testing as part of its system management. Its wastewater treatment plants are designed to be easy to operate, provide quality treatment of effluent, eliminate odors and align with existing environmental, health and safety regulations for surface release of treated wastewater.

Health, safety and the environment

We have a long-standing commitment to health, safety and the environment in all aspects of our operations. Our Target Zero vision promotes continuous safety improvement through awareness and risk reduction, and fosters a culture that never accepts an injury to a Precision employee. We recognize risks at job sites and reduce them so we achieve our goal of zero injuries. In 2012, Precision achieved its best ever safety record measured by the industry standard of total recordable injury frequency.

Precision Drilling Corporation 2012 Annual Information Form	17

The table below shows our health and safety performance in 2012 compared to 2011.

Year ended December 31

	2012		2012 vs. 2011
Drilling rigs without a recordable injury	72%	Total hours worked	Increased by 4%
Service rigs without a recordable injury	87%	Frequency of recordable injuries	Decreased by 26%
Drilling rigs without lost time	88%	Frequency of lost-time accidents	Decreased by 29%
Service rigs without lost time	97%

We continuously review our rig designs and components and use advanced technologies to improve the life cycle, safety and operating efficiency and to reduce energy use, and manage our energy and resources in several ways:

Drilling rigs	¡	design incorporates high-efficiency diesel engines that meet regulatory emission specifications
	¡	use AC electric power generation, distribution and control systems which incorporate variable frequency drive technologies to increase efficiency and reduce fuel consumption
	¡	generate heat efficiently by directing air flow from radiators on power generation engines to heat surrounding rig buildings
	¡	use alternative power sources to generate heat in cold operating conditions and alternative fuels for generating power
Engines	¡	equipped with advanced muffler systems to reduce noise
Engine radiator systems	¡	variable pitch fans reduce horsepower requirements
Rig drawworks	¡	use regenerative breaking to eliminate brake noise from conventional band brake systems
Thermal insulation	¡	used in certain rig buildings to reduce winter heating load requirements

We recognize the importance of climate change and our impact on the environment. Our rigs are designed for high efficiency moving, which reduces the number of trucks needed to relocate a rig to a new customer site. They are also designed and constructed with a “reduced footprint”, so once on location, our rigs require less surface land area to operate. The design of our rig pad is beneficial for high well density drilling programs like for heavy oil because it needs less surface area to operate and eliminates the need for trucks to move between well centres. We also use spill containment devices under our equipment to minimize potential spills around the drill site and limit environmental exposure.

We continue to develop solutions for a sustainable society, and assess alternative methods of fuel types for power and heat generation, noise abatement, carbon emissions and systems for recovering waste energy.

Our people

We had 6,947 employees at the end of 2012, including 1,501 in salaried and 5,446 in hourly positions. Seasonality and economic conditions affect our drilling activity and have a more dramatic impact on hourly than salaried employees. The market for experienced personnel in the oilfield services industry is extremely competitive because of the cyclical nature of the work, uncertainty of continuing employment and generally higher rates of employment over the past decade.

We rely on experienced, well trained personnel. We invest in systems and processes to support employee training, development, leadership and retention. Our talent management system helps us actively develop, nurture and retain people in key positions as well as top performers and potential future leaders. Programs include skill development around leadership, communication and corporate values, and our compensation program focuses on retaining experienced field personnel during all market cycles, focused recruitment initiatives and a performance management system that links compensation to the achievement of specific corporate and individual goals.

Performance excellence is measured through our safety record and reputation, key assets that help us attract and retain employees as manpower shortages are often experienced in the industry in peak operating periods. Our priority is retaining experienced employees, particularly in driller, rig manager and field superintendent positions. Our retention rate for these key positions was approximately 92% in Canada and the U.S. in 2012.

18	Precision Drilling Corporation 2012 Annual Information Form

OUR CAPITAL STRUCTURE

	As at December 31, 2012	As at March 1, 2013
Common shares issued and outstanding	276,475,770	276,502,155
Warrants	15,000,000	15,000,000
Preferred shares	–	–

Common shares

We can issue an unlimited number of common shares.

The board holds an annual meeting of common shareholders to elect the board of directors and appoint the auditors, among other things. It can convene a special meeting of shareholders at any time and for any reason.

Only shareholders of record can attend and vote at shareholder meetings. They can vote in person or by proxy, and their proxyholder does not need to be a shareholder. Each common share entitles the holder to one vote.

Common shareholders also receive dividends. They also have the right to receive our remaining property and assets if Precision is wound up, subject to the prior rights and privileges attached to our other classes of shares.

Market for securities

The table below summarizes the trading activity for our common shares in 2012. Our common shares trade under the symbol PD on the Toronto Stock Exchange (TSX) and PDS on the New York Stock Exchange (NYSE).

			TSX			NYSE
	High ($)	Low ($)	Volume (#)	High (US$)	Low (US$)	Volume (#)
January	11.65	9.38	29,392,511	11.45	9.27	38,218,275
February	12.36	10.29	30,000,292	12.39	10.29	38,459,403
March	12.72	9.48	29,662,086	12.89	9.48	36,121,471
April	10.07	8.79	28,706,412	10.12	8.79	35,271,218
May	9.44	7.30	24,856,477	9.58	7.19	29,093,556
June	8.37	5.97	32,282,443	8.19	5.82	51,316,351
July	8.30	6.38	28,241,311	8.28	6.28	31,057,510
August	8.90	7.29	20,832,965	9.01	7.37	42,147,322
September	9.29	7.22	22,418,922	9.60	7.31	40,694,596
October	8.32	7.04	25,204,563	8.51	7.17	40,379,865
November	7.68	6.67	33,391,755	7.71	6.64	38,189,057
December	8.38	7.26	33,051,759	8.50	7.34	33,704,913

Dividends

In December 2012, the board declared an annual dividend of $0.20 per common share, payable quarterly.

The board will review the dividend payment from time to time based on our financial circumstances, market conditions and other factors they consider relevant. Our ability to pay dividends may be restricted if our circumstances change.

Our secured debt facility allows the payment of dividends so long as no default or event of default has occurred. We were in compliance with all debt covenants at the end of 2012.

All dividends on our common shares are “eligible dividends” for Canadian income tax purposes, unless we indicate otherwise.

The following table shows the dividends declared on our common shares in the last three years:

	Annual dividend (per common share)	Record date	Payment date	Dividend paid (per common share)
2012	$0.20	December 20	December 28	$0.05
2011	–	–	–	–
2010	–	–	–	–

Precision Drilling Corporation 2012 Annual Information Form	19

Shareholder rights plan

When unitholders approved the plan of arrangement for us to convert to a corporate structure, they also approved the adoption of a shareholder rights plan. A shareholder rights plan agreement was established between Precision and Computershare Trust Company of Canada on June 1, 2010.

The plan is designed to protect the rights of all shareholders and maximize value if there is ever a takeover bid for Precision.

We issued one right for each common share outstanding at the close of business on June 1, 2010, and one right for each additional common share issued after that date, subject to the terms and conditions of the plan.

We will be presenting the shareholder rights plan to shareholders at the 2013 annual and special meeting of shareholders to vote on confirming the continuation and revisions to the plan. See our 2013 management information circular on our website (www.precisiondrilling.com) and filed on SEDAR (www.sedar.com).

Warrants

On April 22, 2009, we issued 15,000,000 purchase warrants under a private placement. Each warrant can be exercised for one common share at a price of $3.22 per common share for five years from the date of issue. No warrants had been exercised as at December 31, 2012.

Preferred shares

We can issue preferred shares in one or more series. The board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares and the price, terms and condition, and any conversion rights.

The number of preferred shares that may be authorized for issue at any time cannot exceed more than half of the number of issued and outstanding common shares.

Material debt

As at December 31, 2012, we had:

¡	US$850 million (excluding letters of credit of US$27 million) available under the secured facility
¡	US$650 million outstanding under the 2020 Notes
¡	$200 million outstanding under the 2019 Notes
¡	US$400 million outstanding under the 2021 Notes.

The following is a summary of the material terms of the secured facility, the 2020 Notes, the 2019 Notes and the 2021 Notes. Copies of the note indenture governing the 2020 Notes (the 2020 Note Indenture), the note indenture governing the 2019 Notes (the 2019 Note Indenture) and the note indenture governing the 2021 Notes (the 2021 Note Indenture) are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Secured facility

We entered into the secured facility with a syndicate of lenders and RBC as administrative agent in 2010. The secured facility is currently a US$850 million extendible revolving term credit facility which will be used for general corporate purposes, including for acquisitions, and is secured by liens on substantially all of our present and future assets and the present and future assets of our material U.S. and Canadian subsidiaries (including subsidiaries we have designated material, collectively the material subsidiaries). The secured facility includes representations and warranties, covenants and events of default that are customary for transactions of this nature, including financial ratio covenants which are tested quarterly.

20	Precision Drilling Corporation 2012 Annual Information Form

The table below sets out the key features of the secured facility:

Key features

Amount	¡	provides senior secured financing of up to US$850 million
	¡	includes a provision to increase the credit facility limit by up to an additional US$250 million (subject to certain conditions, including obtaining additional lender commitments)
Term	¡	matures on November 17, 2017
	¡	we have the option to request the lenders to extend the facility at their discretion up to five years from the date of request
Letters of credit	¡	provides for letters of credit (including letters of guarantee) in US or Canadian dollars up to a total of US$200 million (as a sublimit of the overall commitments)
Interest rates and fees	¡	we can choose the interest rate on loans denominated in US or Canadian dollars:
		–	either a margin over a US base rate or a margin over LIBOR for US dollar loans
		–	either a margin over the Canadian prime rate or a margin over the Bankers’ Acceptance rate for Canadian dollar loans
The margins are based on the then applicable ratio of consolidated total debt to EBITDA (margin ratio)
	¡	the secured facility also provides for:
		–	a standby fee for each lender calculated on the unused amount of its commitment at a percentage based on the applicable margin ratio
		–	an issue fee on the outstanding amount of the letters of credit equal to the margin applicable to LIBOR loans (subject to reduction in fees for non-financial letters of credit)
		–	a fronting fee to be paid to each fronting lender.
Repayment	¡	the secured facility is to be repaid in full on November 17, 2017, subject to the optional extension described above.
Guarantees and security	¡	we and our material subsidiaries have pledged substantially all of our respective present and future assets, secured by a perfected first priority lien, subject to certain permitted encumbrances, as security for our obligations under the secured facility (including obligations to cash management providers, operating lenders and swap providers). All material subsidiaries have also guaranteed our obligations under the secured facility (including those owed to cash management providers, operating lenders and swap providers).
	¡	we currently have a corporate credit rating of BB+ from Standard & Poor’s Ratings Services (S&P) and Ba1 from Moody’s Investors Service, Inc. (Moody’s). If we receive a corporate credit rating of at least BBB- from S&P and Baa3 from Moody’s, we have the option to require the security to be released (with a corresponding obligation to re-grant security if the rating drops below this threshold after the release).
Certain covenants and events of default	¡	subject to certain exceptions, several covenants of the secured facility restrict our ability and the ability of our material subsidiaries to, among other things, do any of the following:
		–	incur or assume additional debt
		–	dispose of assets
		–	make or pay dividends, share redemptions or other distributions if an event of default has occurred
		–	change their primary business
		–	incur or assume liens on assets
		–	enter into mergers, consolidations or amalgamations, and
		–	enter into speculative swap agreements
	¡	the secured facility also includes customary affirmative covenants and events of default
	¡	we must also comply with the following financial ratios, each for the most recent four consecutive fiscal quarters:
		–	a maximum consolidated senior debt to EBITDA ratio of 3:1
		–	a maximum consolidated total debt to EBITDA ratio of 4:1 (the consolidated total debt to EBITDA ratio may increase to 4.5:1 from 4:1 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of our consolidated net tangible assets), and
		–	a minimum interest coverage ratio of 2.75:1.

Operating facilities

In 2012, our $25 million secured operating facility was increased to $40 million and we entered into a new US$25 million secured facility for letters of credit. We also continue to have a US$15 million secured operating facility. At December 31, 2012, we had $40 million and US$15 million available under secured operating facilities, and no amounts had been drawn. Availability of the $40 million facility was reduced by outstanding letters of credit of $19 million. No letters of credit were outstanding at December 31, 2012 under the US$25 million secured facility for letters of credit. The facilities are primarily secured by charges on substantially all of our present and future property and of our material subsidiaries. Advances under the $40 million facility are available at a margin over the banks’ prime Canadian lending rate, United States base rate, LIBOR or Banker’s Acceptance rate, or in combination and under the US$15 million facility at the bank’s prime lending rate. Issuance fees at agreed rates are payable on the amounts of any letters of credit outstanding under the $40 million facility and the US$25 million facility.

Precision Drilling Corporation 2012 Annual Information Form	21

Senior unsecured notes

We completed three offerings of senior unsecured notes in private placements to Canadian and U.S. investors from 2010 to 2011. The notes are denominated in either Canadian or US dollars as indicated below, and all payments on the notes are made in that currency. Each offering is detailed in the table below.

	2020 Notes Completed November 17, 2010 Issued under and governed by the 2020 Note Indenture		2019 Notes Completed March 15, 2011 Issued under and governed by the 2019 Note Indenture		2021 Notes Completed July 29, 2011 Issued under and governed by the 2021 Note Indenture
Principal	US$650 million		$200 million		US$400 million
Interest	¡	6.625%	¡	6.50%	¡	6.50%
	¡	paid in cash semi-annually on May 15 and November 15 to holders of record on May 1 and November 1	¡	paid in cash semi-annually on March 15 and September 15 to holders of record on March 1 and September 1	¡	paid in cash semi-annually on June 15 and December 15 to holders of record on June 1 and December 1
	¡	calculated on a 360-day year of 12 30-day months	¡	calculated on a 360-day year of 12 30-day months	¡	calculated on a 360-day year of 12 30-day months
Maturity date	¡	November 15, 2020	¡	March 15, 2019	¡	December 15, 2021
Net proceeds	¡	used to repay all of our outstanding debt under our then existing secured credit facility and for general corporate purposes	¡	used in effect to repay the 10% senior unsecured note (see Three-year history – Canadian senior note offering)	¡	used to fund our capital expenditure program and for general corporate purposes
Interest payments	¡	began on May 15, 2011	¡	began on September 15, 2011	¡	began December 15, 2011
	¡	interest accrues from the most recent date to which interest was paid	¡	interest accrues from the most recent date to which interest was paid	¡	interest accrues from the most recent date to which interest was paid
Redemption features	Prior to November 15, 2013		Prior to March 15, 2014		Prior to December 15, 2014
	¡	up to 35% of the notes with the net proceeds of certain equity offerings at a redemption price equal to 106.625% of their principal amount, plus accrued interest.	¡	up to 35% of the notes with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of their principal amount, plus accrued interest	¡	up to 35% of the notes with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of their principal amount, plus accrued interest
	Prior to November 15, 2015		Prior to March 15, 2015		Prior to December 15, 2016
		in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the November 15, 2015 redemption price plus required interest payments through November 15, 2015 (calculated using a discount equal to the U.S. Treasury rate plus 50 basis points) over the principal amount of the note	¡	in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the March 15, 2015 redemption price plus required interest payments through March 15, 2015 (calculated using a discount rate equal to the Government of Canada rate plus 100 basis points) over the principal amount of the note	¡	in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using a discount rate equal to the U.S. Treasury rate plus 50 basis points) over the principal amount of the note
	Beginning November 15, 2015		Beginning March 15, 2015		Beginning December 15, 2016
	¡	in whole or in part at any time before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest.	¡	in whole or in part at any time before March 15, 2017, at redemption prices ranging between 103.250% and 101.625% of their principal amount plus accrued interest	¡	in whole or in part at any time before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest
	Beginning November 15, 2018		Beginning March 15, 2017		Beginning December 15, 2019
	¡	for their principal amount plus accrued interest	¡	for their principal amount plus accrued interest	¡	for their principal amount plus accrued interest
Change of control	¡	each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	¡	each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	¡	each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase

22	Precision Drilling Corporation 2012 Annual Information Form

Subject to certain exceptions, the three note indentures limit our ability and the ability of some of our subsidiaries to, among other things, do any of the following:

¡	incur additional indebtedness and issue preferred shares
¡	create liens
¡	make restricted payments
¡	create or permit to exist restrictions on the ability of Precision or certain of its subsidiaries to make certain payments and distributions
¡	engage in amalgamations, mergers or consolidations
¡	make certain dispositions and transfers of assets, and
¡	engage in transactions with affiliates.

Each of the 2020 Notes, 2019 Notes and 2021 Notes are general unsecured obligations and rank senior in right of payment to all of our future obligations that are subordinate in right of payment to these notes and equal in right of payment with all of our other existing and future obligations.

Credit ratings

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency reduces its current rating on our debt, or downgrades us, or we experience a negative change in our ratings outlook, it could have an adverse effect on our financing costs and access to liquidity and capital.

The table below shows our current credit ratings by Moody’s and S&P:

	Moody’s	S&P
Corporate credit rating	Ba1	BB+
Senior secured bank credit facility rating	Not rated	Not rated
Senior unsecured credit rating	Ba1	BB
(2020 Notes, 2019 Notes and 2021 Notes)

Understanding credit ratings

Moody’s Moody’s credit rating is their opinion of our ability to honour senior unsecured financial obligations and contracts	¡	rating scale from Aaa (highest) to C (lowest quality of securities rated)
	¡	Moody’s rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and are subject to substantial credit risk
	¡	a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, 2 indicates a mid-range ranking and 3 indicates a ranking in the lower end of the generic rating category
S&P S&P’s credit rating is a forward-looking opinion about our overall financial capacity (or creditworthiness) to pay our financial obligations	¡	rating scale from AAA to D, which represents the range from highest to lowest quality
	¡	a credit rating of BB by S&P is the fifth highest of 10 categories
	¡	under the S&P rating system, an obligor with debt securities rated BB is less vulnerable in the near-term than other lower-rated obligors, and faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments
	¡	the addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category

Credit ratings assigned by the rating agencies are not recommendations to buy, hold or sell the debt, and the ratings are not a comment on market price or suitability for a particular investor. There is no assurance that a rating will remain in effect for a given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if it believes circumstances warrant it. Credit ratings by different agencies are independent of one another and should be evaluated separately.

Precision Drilling Corporation 2012 Annual Information Form	23

RISKS IN OUR BUSINESS

Investing in Precision shares has risk. Take some time to read about the risks described below and other important information in this AIF or our other disclosure documents before making an investment decision. You may also want to receive advice from an expert.

Our operations depend on the price of oil and natural gas

We sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high and the opposite is true when commodity prices are low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the energy services business.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate and European Brent crude oil can fluctuate. As in all markets, when supply, demand and other market factors change, so can the spreads between benchmarks. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, recent developments in the transportation of liquefied natural gas in ocean going tanker ships have introduced an element of globalization to the natural gas market.

Worldwide military, political and economic events, including, for example, sovereign debt concerns in Europe, lower expectations for global economic growth or initiatives by the Organization of the Petroleum Exporting Countries and other major petroleum exporting countries can affect the demand for, and the supply of, oil and natural gas. Weather conditions, governmental regulation (in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, U.S. and Canadian natural gas storage levels and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility. A prolonged reduction in oil and natural gas prices would likely depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for our services and could have a material adverse effect on our revenues, cash flows and profitability.

Lower oil and natural gas prices could also cause our customers to terminate, renegotiate or fail to honour our drilling contracts, which could affect the anticipated revenues that support our capital expenditure program and deliveries of new build rigs. In addition, lower oil and natural gas prices, demand in oilfield services and rig utilization could affect the fair market value of our rig fleet, which in turn could trigger a write down for accounting purposes. There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will not decline in the future.

We have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with numerous industry participants. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing and rig availability are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, like the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor and the particular drilling rig, the offering of ancillary services, the ability to provide drilling equipment that is adaptable to and having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically contract drilling has been cyclical with periods of low demand, excess rig supply, and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous contract drilling companies in each market we compete in, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. If

24	Precision Drilling Corporation 2012 Annual Information Form

demand for drilling services is better in a region where we operate, our competitors might respond by moving in suitable drilling rigs from other regions, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our revenues, cash flows and earnings.

Our business results and the strength of our financial position are affected by our ability to strategically manage our capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our revenues, operations and financial condition.

Risks and uncertainties associated with our international operations can negatively affect our business

We conduct some of our business outside of Canada and the U.S., like Mexico and the Kingdom of Saudi Arabia. Our growth plans contemplate establishing operations in other foreign countries, including countries where the political and economic systems may be less stable than in Canada or the U.S.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including among others:

¡	an uncertain political and economic environment
¡	the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
¡	war, terrorist acts or threats, civil insurrection and geopolitical and other political risks
¡	fluctuations in foreign currency and exchange controls
¡	increases in duties, taxes and governmental royalties
¡	renegotiation of contracts with governmental entities
¡	changes in laws and policies governing operations of foreign-based companies.

If there is a dispute with our international operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. We may therefore rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. We may be uncertain about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada, the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable, however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

While we have developed policies and procedures designed to achieve compliance with applicable international laws, we could be exposed to potential claims, economic sanctions or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the U.S. Securities and Exchange Commission (SEC), the U.S. Office of Foreign Assets Control and other agencies and authorities have a broad range of civil and criminal penalties they

Precision Drilling Corporation 2012 Annual Information Form	25

may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Any difficulty in retaining, replacing or adding personnel could adversely affect our business

We may not be able to find enough skilled labor to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labor in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our work requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel. If we are unable to, it could have a material adverse effect on our operations.

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages as the industry adds more rigs, oilfield service companies expand and new companies enter the business.

New capital expenditures in the contract drilling industry expose us to the risk of oversupply of equipment

Periods of high demand often lead to higher capital expenditures on drilling rigs and other oilfield services equipment. The number of drilling rigs competing for work in markets where we operate has increased as the industry adds new and upgraded rigs. We expect more new or newer rigs to enter markets where we operate. The industry supply of drilling rigs may exceed actual demand because of the relatively long life span of oilfield services equipment and the waiting period between when a decision is made to upgrade or build new equipment and when the equipment is placed into service. Excess supply resulting from industry-wide capital expenditures could lead to lower demand for term drilling contracts and our equipment and services. The additional supply of drilling rigs has intensified price competition in the past and could continue to do so and possibly lead to lower rates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materializes, it would have an adverse effect on our revenues, cash flows, earnings and asset valuation.

Laws, regulations and guidelines

Our operations are affected by numerous laws, regulations and guidelines relating to the protection of the environment and health and safety, including those governing the management, transportation and disposal of hazardous substances and other waste materials. These include laws, regulations and guidelines relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these apply to our operations and authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. In addition, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facility. The costs arising from compliance with these laws, regulations and guidelines may be material.

26	Precision Drilling Corporation 2012 Annual Information Form

Our business is affected by governmental regulations and policies

Some of our activities are affected by factors that are beyond our control or influence. Our operations are directly affected by fluctuations in exploration, development and production activity by our customers that are dictated by numerous factors, including economic conditions, global energy prices and government policies. If there are additional government regulations or incentives, or any of them are eliminated or curtailed, it could have a significant impact on the oil and natural gas business in Canada, the U.S. and other markets where we operate or choose to operate in the future. These factors could lead to lower demand for our services, resulting in a material adverse effect on our revenues, cash flows and earnings.

Business acquisitions entail numerous risks and may disrupt our business or distract management from operating our business

We consider and evaluate acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. Any acquisition could have a material adverse effect on our operating results, financial condition and/or the price of our securities. Acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty of integrating the operations and assets of the acquired business, the ability to properly access and maintain an effective internal control environment over an acquired company to comply with public reporting requirements, potential loss of key employees and customers of the acquired companies, and an increase in our expenses and working capital requirements.

We may incur substantial debt to finance future acquisitions and also may issue equity securities or convertible securities for acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We will also be required to meet certain conditions if we want to borrow money to fund future acquisitions. Acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future acquisitions into our operations, we may not derive benefits like operational or administrative synergies that we expect from acquisitions, which may result in us committing capital resources and not receiving the expected returns. In addition, we may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

Depending on third-party suppliers has risks

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and overseas. We also outsource some or all construction services for drilling and service rigs, including new build rigs as part of our capital expenditure program (see Three-year history). We maintain relationships with key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to the strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new build drilling rigs, it can delay service to our customers and have a material adverse effect on our revenues, cash flows and earnings.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield service company. A decline in our safety performance could result in lower demand for services, and this could have a material adverse effect on our revenues, cash flows and earnings.

We are subject to various environmental, health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

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Energy and the environment

The issue of energy and the environment has created intense public debate in Canada and around the world in recent years, and it is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy. The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment. Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect on us. For example, there is growing concern about the apparent connection between the burning of fossil fuels and climate change. Laws, regulations or treaties concerning climate change or greenhouse gas emissions can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us. Governments in Canada and the U.S. are also reviewing more stringent regulation or restriction of hydraulic fracturing, a technology used by some of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. This could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate. There is no assurance of the outcome of these developments, their effect on the regulatory landscape and the contract drilling industry, or that additional governmental organizations will not seek to pass legislation on hydraulic fracturing in the future.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that may be incurred by us will be covered by the insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, results of operations and prospects.

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology like drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is critical to our continued success. We cannot assure that our rig technology will continue to meet demands, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely or cost effective than our own advancements.

Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others and damage to producing or potentially productive oil and natural gas formations that we drill through.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer, and we try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure, however, that any insurance or indemnification agreements will adequately protect us against liability from all of the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all of these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, and make the insurance prohibitively expensive or uneconomic. Significant events like terrorist attacks in the U.S., severe hurricane damage and well blowout damage in the U.S. Gulf Coast region have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When we renew our insurance, we may decide to self-insure at higher levels, and assume increased risk, in order to reduce costs associated with higher insurance premiums.

28	Precision Drilling Corporation 2012 Annual Information Form

Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern part of the U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period. Additionally, certain oil and natural gas producing areas are located in parts of Western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. The rigs and other necessary equipment cannot cross the terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or are unable to be relocated to another site if the muskeg thaws unexpectedly. Our business results depend partly on how long and severe the winter season lasts.

There are risks associated with increased capital expenditures

The timing and amount of capital expenditures we incur will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

Dividends may be variable

The actual cash flow available for the payment of dividends to shareholders is a function of numerous factors including but not limited to our financial performance, debt covenants and obligations, working capital requirements, future upgrade capital expenditures and future expansion capital expenditure requirements for the purchase of property, plant and equipment, tax obligations, the impact of interest rates and/or foreign exchange rates, the growth of the general economy, the price of crude oil and natural gas, weather, and number of common shares outstanding.

Dividends may be increased, reduced or eliminated entirely depending on our operations and the performance of our assets. We require sufficient cash flows to service and repay our debt. The market value of our common shares may deteriorate if we are unable to meet dividend expectations in the future, and that deterioration may be material. See Three-year history, Our corporate structure – Dividends and Risks in our business.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in the secured facility, 2020 Note Indenture, 2019 Note Indenture, 2021 Note Indenture and other debt agreements we have in the future. We may not be able to access sufficient amounts under the secured facility or from the capital markets in the future to pay our obligations as they mature or to fund other liquidity requirements. If we are not able to borrow a sufficient amount, or generate enough cash flow from operations to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets. We may not be able to refinance or arrange alternative measures on favorable terms or at all. If we are unable to service, repay and/or refinance our debt, it could have a negative impact on our financial condition and results of operations.

A substantial portion of our operations is carried out through subsidiaries, and some of them are not guarantors of our debt. The assets and operations of the non-guarantor subsidiaries are not material, and these subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

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Repaying the debt depends on our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

If we do not receive dividends from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our financial position and results of operations.

The secured facility, 2020 Note Indenture, 2019 Note Indenture and 2021 Note Indenture contain restrictive covenants

The secured facility, 2020 Note Indenture, 2019 Note Indenture and 2021 Note Indenture contain a number of covenants that, among other things, restrict us and some of our subsidiaries from conducting certain activities. In addition, we must satisfy and maintain certain financial ratio tests under the secured facility (see Our capital structure – Material debt for more information). Events beyond our control could affect our ability to meet these tests. If we breach of any of the covenants, it could result in a default under the secured facility or any of the note indentures.

If there is a default, the applicable lenders or note holders could decide to declare all amounts outstanding under the secured facility, 2020 Note Indenture, 2019 Note Indenture or 2021 Note Indenture, as the case may be, to be due and payable immediately, and terminate any commitments to extend further credit.

Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect that turnkey drilling will continue to be part of our service offering, however, they pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells, and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all of the costs are covered by insurance. As a result, under turnkey contracts we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties on turnkey jobs could have a material adverse effect on our financial position and results of operations.

A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

There is no assurance that the taxation authorities will agree with the classification of expenses we or our subsidiaries have claimed or not challenge the amount of interest expense deducted. If the taxation authorities are successful with either challenge, it could have an adverse effect on our return to shareholders.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depends partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our operations and financial condition.

30	Precision Drilling Corporation 2012 Annual Information Form

Our assessment of goodwill and/or capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our goodwill balance for impairment at least annually, and our capital assets balance for impairment when certain internal and external factors indicate the need for further analysis.

We calculate impairment based on management’s estimates and assumptions. We may consider several factors including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in the our industry and general economic conditions, among other things.

Any impairment write down to goodwill or capital assets would result in a non-cash charge against net earnings, and it could be material.

Our operations are subject to foreign exchange risk, which could cause results to fluctuate significantly from period to period

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar, mostly in US dollars and currencies which are pegged to the US dollar. Our income statement, balance sheet and statement of cash flow are therefore affected by changes in currency exchange rates.

¡	Translation into Canadian dollars

When preparing our consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the transaction. Gains or losses from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets on consolidation, which would increase or decrease shareholders’ equity. Changes in currency exchange rates will affect the translation of the revenue and expenses of our U.S. and international operations and will result in lower or higher net earnings than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens against the US dollar, the Canadian dollar equivalent of net earnings from international operations will be negatively affected.

¡	Transaction exposure

We have long-term debt denominated in US dollars. We have designated our US dollar denominated unsecured senior notes as a hedge against the net asset position of our U.S. operations. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the US dollar, we will incur a foreign exchange gain from the translation of this debt. The vast majority of our international operations are transacted in US dollars or US dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars, however, we occasionally purchase goods and supplies in US dollars for our Canadian operations. These types of transactions and foreign exchange exposure would not typically have a material impact on our financial results.

We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt (including the secured facility, 2020 Notes, 2019 Notes and 2021 Notes) or to pursue acquisitions or other business combination transactions. Continued or future volatility or uncertainty in the credit markets may increase costs associated with issuing debt and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favorable. If we are unable to raise financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments or other business combination transactions, it could limit growth and may have a material adverse effect on our revenues, cash flows and profitability.

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Conditions in the credit markets in the future may adversely affect business

The ability to make scheduled debt repayments, refinance debt obligations or access financing depends on our financial condition and operating performance, which may be affected by prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. Volatility in the credit markets can increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect our ability to access those markets or the ability of third parties we wish to do business with. We may be unable to maintain sufficient cash flow from operating activities to allow us to pay the principal, premium, if any, and interest on our debt.

In addition, if there is continued or future volatility or uncertainty in the capital markets, access to financing may be uncertain, and this can have an adverse effect on the industry and our business, including future operating results. Our customers may curtail their drilling programs, which could result in lower demand for drilling rigs, well service rigs, reduced dayrates and a decrease in demand for directional drilling and turnkey jobs, other wellsite services or equipment utilization. In addition, certain customers may be unable to pay suppliers, including us, if they are unable to access the capital markets to fund their business operations.

Selling additional common shares could affect their value

We may issue additional common shares in the future to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the board. We do not need shareholder approval to issue additional common shares, and shareholders do not have any pre-emptive rights related to share issues.

See Our capital structure for more information.

The price of our common shares can fluctuate

The price of our common shares can fluctuate and several factors can cause volatility, like increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community and speculation in media or investment community about our financial condition or results of operations. General market conditions and Canadian, U.S. or international economic factors and political events unrelated to our performance may also affect the price of our common shares. Investors should therefore not rely on past performance of our trust units or common shares to predict the future performance of our common shares or financial results.

Variability in asset valuation could negatively affect the value of our common shares

The net asset value of our assets will vary from time to time depending on factors beyond our control. The trading price of our common shares also fluctuates due to factors beyond our control and the price may be higher or lower than the net asset value of our assets.

We expect to maintain our status as a foreign private issuer in the U.S., which exempts us from a number of rules under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) and allows us to file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with IFRS, which differs in some respects from U.S. GAAP.

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We may become a passive foreign investment company (PFIC), which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe that we are, or will be treated as, a PFIC for U.S. tax purposes. Since PFIC status is determined on an annual basis and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences to a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available if an individual holder dies.

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (CFC) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation where 10% of the U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the share is not distributed to the person. We are currently a CFC, but this could change in the future.

MATERIAL INTERESTS, EXPERTS AND MATERIAL CONTRACTS

Material interests

None of our directors or executive officers, or any shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of our outstanding common shares, or any of their known associates or affiliates, have a direct or indirect material interest in any transaction affecting us in the three most recently completed financial years or during 2013 to the date of this AIF, or in any proposed transaction that has had or is reasonably expected to have a material effect on Precision.

Interests of experts

KPMG LLP, Chartered Accountants (KPMG) is our external auditor and has prepared an opinion on our consolidated financial statements as at and for the year ended December 31, 2012.

KPMG has confirmed that with respect to their 2012 audit, they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the meaning of the U.S. Securities Act of 1933 and the rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board in the U.S.

Material contracts

Except for contracts we entered as part of the ordinary course of business, we had four material contracts at the end of 2012. We entered these contracts prior to 2012 and they are still in effect:

¡	Secured facility credit agreement
¡	2020 Note Indenture
¡	2019 Note Indenture
¡	2021 Note Indenture.

See Our capital structure – Material debt for more information. We filed copies of these contracts, other than the secured facility credit agreement, on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not a party to, and our properties are not the subject of, any material legal proceedings. We are also not aware of any potential material legal proceedings. We have not entered into any settlement agreements or been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

GOVERNANCE

Board of directors

Our by-laws provide that the board of directors has full, absolute and exclusive power, control, authority and discretion to manage Precision’s business and affairs, subject to the rights of our shareholders.

Directors are elected at each annual meeting of shareholders for a one-year term.

The table below provides information about each director, including his name, place of residence, positions and offices he has held since he was first elected to our board, and his principal occupation during the previous five years:

William T. Donovan North Palm Beach, Florida, United States Citizenship: USA Director since 2008 Member: Audit Committee Corporate Governance, Nominating and Risk Committee (chair since May 2012)	¡	Currently Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries, since April 2006
	¡	Also a director for several private companies in the U.S., the United Kingdom and Russia
	¡	Director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as director of Precision in December 2008
	¡	President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities, from 1997 to 2005
	¡	Previously President, Chief Financial Officer, and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in February 1999
	¡	Principal and Managing Director of Lubar & Co., a private investment and venture capital firm, from 1980 to 1998
	¡	Officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing, prior to joining Lubar & Co.
	¡	Received his B.Sc. and MBA from the University of Notre Dame

Brian J. Gibson, ICD.D Mississauga, Ontario, Canada Citizenship: Canada Director since May 2011 Member: Audit Committee Corporate Governance, Nominating and Risk Committee	¡	Currently a private investor and corporate director
	¡	Senior Vice President, Equities of AIMCo. from December 2008 to May 2012
	¡	President of Panoply Capital Asset Management Inc., a private investment firm from January 2008 to December 2008
	¡	Senior Vice President, Public Equities for the Ontario Teachers’ Pension Plan from August 1992 to January 2008
	¡	During his 32-year career, has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments, and has particular expertise in “relationship” investing and in corporate finance
	¡	Serves on the board of Kruger Inc., and is a former director of MacDonald, Dettwiler and Associates Ltd., Westaim Corporation and Viterra Inc.
	¡	Received his B. Comm from Laurentian University and MBA from the University of Toronto and is a Chartered Financial Analyst
	¡	Graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors

Robert J.S. Gibson, ICD.D Calgary, Alberta, Canada Citizenship: Canada Director since June 1996 Member: Audit Committee Corporate Governance, Nominating and Risk Committee	¡	President of Stuart & Company Limited, a private investment firm, since 1973 and is also Managing Director of Alsten Holdings Ltd.
	¡	Serves on the board of Cash Store Financial Services Inc. and as director for a number of private companies
	¡	Chairman and a director for the Canadian Defence and Foreign Affairs Institute
	¡	Graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors

34	Precision Drilling Corporation 2012 Annual Information Form

Allen R. Hagerman, FCA, ICD.D Calgary, Alberta, Canada Citizenship: Canada Director since December 2006 Member: Audit Committee (chair since May 2012) Human Resources and Compensation Committee	¡	Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity, where he is currently responsible for overseeing crude oil marketing operations
	¡	Chief Financial Officer of Canadian Oil Sands Limited from June 2003 to April 2007
	¡	Director of the Calgary Exhibition and Stampede, a private entity
	¡	Member of the Financial Executives Institute and past President of Financial Executives Institute, Calgary Chapter
	¡	Previous board positions include the Lead Director of Capital Power Income LP, and a director of Mongolia Minerals Corporation, Syncrude Canada Ltd., and the University of Calgary
	¡	Past Chair of the Alberta Children’s Hospital Foundation
	¡	Fellow of the Institute of Chartered Accountants of Alberta and received their Distinguished Service Award
	¡	Received his B. Comm. from the University of Alberta and his MBA from Harvard Business School
	¡	Graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors

Stephen J.J. Letwin Toronto, Ontario, Canada Citizenship: Canada Director since December 2006 Member: Human Resources and Compensation Committee	¡	Currently President and CEO and a director of IAMGOLD Corporation, a leading mid-tier gold mining company, producing approximately one million ounces annually, from five gold mines on three continents
	¡	Senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation & International with responsibility for natural gas operations, a gas distribution company and its international business unit
	¡	Served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer of TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy before joining Enbridge
	¡	Served as a director of Carmen Energy Inc. and Gas Metropolitan LP
	¡	Currently serves on the board of a private corporation
	¡	Committed to voluntary leadership throughout his career. Serves as Patron for UNICEF Alberta, was a former director of YMCA Calgary, served on the Board of Governors at McMaster University, and is an Honorary Director of WestPark Hospital in Toronto and an Honorary Colonel for the 14th Service Battalion in Calgary
	¡	Awarded the 2006 Alberta Centennial Medal for his commitment to the community
	¡	Received his B.Sc. (Honors) from MacMaster University and MBA from the University of Windsor, and is a Certified General Accountant
	¡	Attended the Advanced Management Program at Harvard Business School

Dr. Kevin O. Meyers

Houston, Texas, United States

Citizenship:

USA

Director since September 2011

Member:

Corporate Governance, Nominating and

Risk Committee

Human Resources and Compensation

Committee (chair since May 2012)

Also attends a management committee

known as the Safety Council

¡	Has over 30 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010
¡	Senior executive with ConocoPhillips, for the 10 years prior to his retirement, most recently as Senior Vice President Exploration and Production, Americas
¡	Previously President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska
¡	While in Russia from 2004 to 2006, served on the board of LUKOIL and was the lead resident executive for the COP/LUKOIL strategic alliance
¡	Served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska prior to joining ConocoPhillips in 2002
¡	Pennsylvania native, has served on several boards, including the Board of Regents for the University of Alaska and the Nature Conservancy of Alaska
¡	Currently serves on the boards of Hornbeck Offshore Services, Denbury Natural Resources, Bill Barrett Corporation, the World Energy Council, the Houston Symphony and the U.S. Energy Association
¡	Received his B.A. in chemistry and mathematics from Capital University and Ph.D. in chemical engineering from the Massachusetts Institute of Technology

Patrick M. Murray Dallas, Texas, United States Citizenship: USA Director since July 2002 Member: Audit Committee Human Resources and Compensation Committee	¡	Retired in May 2007 as Chairman of the Board and CEO of Dresser, Inc., a leading manufacturer and marketer of highly engineered equipment for the energy industry
	¡	Previously served as President and CEO of Dresser Inc.
	¡	President of Halliburton Company’s Dresser Equipment Group from 1998 to 2000 and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. in 1997
	¡	Was also President and then Chairman of Sperry-Sun Drilling Services, and Controller at NL Industries
	¡	Member of the board of directors of Harvest Natural Resources, White Deer Energy, the Maguire Energy Institute, the World Affairs Council of Dallas/Fort Worth, and the Chairman of the Board of Regents of Seton Hall University
	¡	Member of the American Petroleum Institute (API) and the Society of Petroleum Engineers (SPE)
	¡	Previously served as a director of Rancher Energy Corporation Inc. and Wellstream Holdings, Plc
	¡	Received his B.Sc. (Accounting) and MBA from Seton Hall University

Precision Drilling Corporation 2012 Annual Information Form	35

Kevin A. Neveu Calgary, Alberta, Canada Citizenship: Canada Appointed Chief Executive Officer and a director in August 2007 Became President and Chief Executive Officer in January 2009	¡	From 2002 to 2007, President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business
	¡	Held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary over the past 25 years, and was President, Downhole Tools from 1999 to 2002
	¡	Serves on the boards of RigNet, Inc. in Houston, Texas, and Bonanza Creek Energy Inc. based in Colorado
	¡	Appointed a member of the board of directors and a member of the Executive Committee of the International Association of Drilling Contractors in Houston, Texas in January 2010, and in 2012 became a member of the Canadian Council of Chief Executives and a member of the Advisory Council for the School of Public Policy at the University of Calgary
	¡	Also serves as a director of the Heart and Stroke Foundation of Alberta (since 2009), and as a director of a not-for-profit national sports governing organization
	¡	Holds a Bachelor of Science degree in mechanical engineering from the University of Alberta
	¡	Professional Engineer, as designated by the Association of Professional Engineers, Geologists and Geophysicists of Alberta
	¡	Completed the Advanced Management Program at Harvard Business School in 2002

Robert L. Phillips, Q.C.

Vancouver, British Columbia, Canada

Citizenship:

Canada

Director since May 2004

Appointed Chairman of the Board in

August 2007

Member:

Audit Committee

Corporate Governance, Nominating and

Risk Committee

Human Resources and Compensation

Committee

¡	Experienced senior corporate executive and was most recently the President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004
¡	Within the oil and gas exploration and production and oilfield service sectors, has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd.
¡	Has served on the boards of publicly-traded and private corporations for more than 25 years, including several oil and gas exploration and production and oilfield service companies. Also currently serves on the boards of several major Canadian corporations.
¡	Is an active private investor, and is a graduate chemical engineer and practised corporate and securities law for over 15 years
¡	Received his B.Sc. in chemical engineering and LLB from the University of Alberta

Other important information about the directors

Except as noted below, no director or executive officer is or has been:

¡

a director, chief executive officer or chief financial officer of any company in the last 10 years that during their term or after leaving the role if the triggering event occurred during their term was:

–	the subject of a cease trade order (or similar order), or
–	denied access to any exemption under securities legislation (for more than 30 consecutive days)

In addition, no director or executive officer, nor any shareholder holding a sufficient number of Precision shares to materially affect control of Precision, is or has been:

¡	personally, or a director or executive officer of a company in the last 10 years that, during their term or within a year of leaving the role:
–	became bankrupt
–	made a proposal under any bankruptcy or insolvency laws
–	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
–	had a receiver, receiver manager or trustee appointed to hold its assets
¡	personally:
–	subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
–	party to a settlement with a Canadian securities regulatory authority, or
–	subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

36	Precision Drilling Corporation 2012 Annual Information Form

¡

Patrick Murray was a director of Rancher Energy Corp. (Rancher) from April 20, 2007 to September 30, 2009. On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Colorado. Rancher has since reorganized and sold its assets.

¡

Robert Gibson became the sole director of 358427 Alberta Ltd. in 1995 at the request of shareholders and with the consent of the majority of creditors. The company was insolvent at the time, and Mr. Gibson managed the liquidation of the company’s assets with the general consent of its creditors. A bankruptcy petition was filed with the consent of all interested parties to resolve a dispute relating to certain assets of the company. The dispute was resolved in 2005 by negotiation between the parties.

¡

Robert Gibson was also a director of International Utility Structures Inc. from February 1994 to November 2003. In August 2003, the company was unable to make a scheduled interest payment on its senior subordinated notes and was declared in default of its debt obligations. It obtained an order from the Court of Queen’s Bench of Alberta in October 2003 under the Companies’ Creditors Arrangement Act (Canada) (CCAA) so it could restructure its affairs in an orderly manner. A chief restructuring officer was appointed, and restructured the company’s business and affairs under CCAA protection.

Audit Committee

The Audit Committee currently has six members:

¡	Allen R. Hagerman (chair)
¡	William T. Donovan, Brian J. Gibson, Robert J.S. Gibson, Patrick M. Murray and Robert L. Phillips

The Audit Committee is a standing committee appointed by the board of directors to assist it in fulfilling its oversight responsibilities with respect our financial reporting.

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The board looks at the director’s ability to read and understand the financial statements of an operating business with similar complexity as Precision in determining whether a director is financially literate, and has determined that each member is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Donovan, Mr. Brian Gibson, Mr. Hagerman and Mr. Murray are all considered financial experts. They meet the requirements because of their training and expertise.

Relevant education and experience

Each Audit Committee member has the general business experience and education that are relevant to performing his responsibilities as a member of the committee:

¡

Allen R. Hagerman (chair) is the Executive Vice President, Canadian Oil Sands Limited and was Chief Financial Officer of Canadian Oil Sands Limited from 2003 to 2007. Mr. Hagerman received a B. Comm. from the University of Alberta in 1973, his Chartered Accountant designation, his FCA designation in 1996 from the Institute of Chartered Accountants of Alberta and his Corporate Finance Qualification (CF) from the Canadian Institute of Chartered Accountants. Mr. Hagerman also received an MBA from the Harvard Business School in 1977 and his ICD.D designation from the Institute of Corporate Directors in 2005. Mr. Hagerman was appointed to the Audit Committee in May 2007.

¡

William T. Donovan is the Chairman of Rockland Industrial Holdings, LLC of Milwaukee, Wisconsin, was a director of Grey Wolf, Inc. from 1997 until it was acquired by Precision Drilling Trust in December 2008, and was the Chief Financial Officer of Christina Companies, Inc. prior to February 1999. Mr. Donovan has a B.Sc. degree (1974) and an MBA (1976) from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.

Precision Drilling Corporation 2012 Annual Information Form	37

¡

Brian J. Gibson is a private investor and has a lengthy investment career that required extensive knowledge and analysis of public company financial statements and control standards. Previously he was the Senior Vice President, Equities of AIMCo., Precision’s largest shareholder. He was President of Panoply Capital Asset Management Inc.,a private investment firm, from January 2008 to December 2008 and was the Senior Vice President, Public Equities for the Ontario Teachers’ Pension Plan from August 1992 to January 2008. Mr. Gibson received his B.Comm. from Laurentian University and MBA from the University of Toronto, and is a Chartered Financial Analyst. He is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors. Mr. Gibson was appointed a member of our Audit Committee in July 2012, when he was no longer an employee of AIMCo. and therefore independent for purposes of serving as a member of the Audit Committee under the NYSE rules.

¡

Robert J. S. Gibson is the President of Stuart & Company Limited and has been a member of the Audit Committee since June 1997. He has been the President and Chief Executive Officer of a private investment firm, Stuart & Company Limited since 1993. He has also been the Managing Director of Alsten Holdings Ltd since 1977 and the President of Sunchild Energy Resources Inc. since 1979. He is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

¡

Patrick M. Murray is the retired Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.Sc. degree in Accounting in 1964 and an MBA in 1973 from Seton Hall University. Mr. Murray has been a member of our Audit Committee since April 2003.

¡

Robert L. Phillips’ experience includes executive level positions at several corporations and a member of the board of several public corporations including membership on a number of audit committees. Mr. Phillips received a B.Sc. in chemical engineering in 1971 and a LLB in 1976 from the University of Alberta. Mr. Phillips was appointed to the Audit Committee in December 2008.

Pre-approval policies and procedures

Under the committee charter, the Audit Committee must approve the external auditors’ terms of engagement and the compensation to be paid by Precision. It must also review and pre-approve all permitted non-audit services that will be provided by the auditors, or any of its affiliated entities, to Precision or any of its affiliates subject to a minimum level under applicable law.

The committee implemented specific procedures on pre-approving services to be provided by the external auditors in 2003 and that also specified certain services that the auditors are prohibited from performing. Management, together with the external auditors, must prepare a list of the proposed services for the coming year and submit it to the committee for its review and approval.

If the list includes services that have not been pre-approved by the committee, the Chairman of the Audit Committee has the authority to pre-approve the services, as long as he presents them to the full committee at its next scheduled meeting for ratification. The Audit Committee receives an update on the status of any pre-approved services at each regular meeting.

Since these procedures were implemented in 2003, 100% of each of the services provided by the external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or its delegate.

See Appendix A for a copy of the Audit Committee Charter.

38	Precision Drilling Corporation 2012 Annual Information Form

Audit fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG LLP, our external auditor, in fiscal 2012 and 2011:

Years ended December 31	2012	2011
Audit fees
fees billed to us for professional audit services	$1,561,000	$1,943,000
Audit-related fees
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees	–	–
Tax fees
for tax compliance services, tax advice and tax planning, including assistance and advice related to preparing income tax returns for us and our subsidiaries, expatriate tax compliance matters and general tax advice	495,000	361,000
All other fees
for translating financial information to French	–	36,000
Total	$2,056,000	$2,340,000

Executive officers

The table below provides information about each executive officer, including his or name, place of residence, positions and offices held since joining Precision, and principal occupation during the previous five years:

Kevin A. Neveu Calgary, Alberta, Canada	¡	Appointed Chief Executive Officer and a director in August 2007 and became President and Chief Executive Officer in January 2009
	¡	From 2002 to 2007, was President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business
	¡	Over the past 25 years, Mr. Neveu has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary, and was President, Downhole Tools from 1999 to 2002
	¡	Serves on the boards of RigNet, Inc. in Houston, Texas, and Bonanza Creek Energy Inc. based in Colorado
	¡	Appointed a member of the board of directors and a member of the Executive Committee of the International Association of Drilling Contractors in Houston, Texas in January 2010 and in 2012 became a member of the Canadian Council of Chief Executives and a member of the Advisory Council for the School of Public Policy at the University of Calgary
	¡	Also serves as a director of the Heart and Stroke Foundation of Alberta (since 2009), and as a director of a not-for-profit national sports governing organization
	¡	Holds a Bachelor of Science degree in mechanical engineering from the University of Alberta
	¡	Professional Engineer, as designated by the Association of Professional Engineers, Geologists and Geophysicists of Alberta
	¡	Completed the Advanced Management Program at Harvard Business School in 2002

Joanne L. Alexander Calgary, Alberta, Canada	¡	Senior Vice President, General Counsel and Corporate Secretary since February 2012
	¡	Vice President, General Counsel and Corporate Secretary since 2009
	¡	Vice President and General Counsel since 2008
	¡	General Counsel of Marathon Oil Canada Corporation from 2007 to 2008
	¡	General Counsel of Western Oil Sands Inc. in 2007

Niels Espeland Dubai, United Arab Emirates	¡	President of International Operations since 2011
	¡	Group Vice President, Drilling for Weatherford International from 2007 to 2011
	¡	Managing Director, Middle East and Africa for KCA Deutag from 2001 to 2007

Douglas B. Evasiuk Houston, Texas, U.S.A.	¡	Senior Vice President, Sales and Marketing – North America since February 2012
	¡	Vice President, Sales and Marketing – North America from February 2011 to February 2012
	¡	Vice President, Sales and Marketing from 1999 to 2011

Kenneth J. Haddad Houston, Texas, U.S.A.	¡	Senior Vice President of Business Development since February 2012
	¡	Vice President of Business Development from 2008 to February 2012
	¡	Director of Mergers & Acquisitions at Halliburton Company from 2002 to 2008

Precision Drilling Corporation 2012 Annual Information Form	39

Robert J. McNally Calgary, Alberta, Canada	¡	Executive Vice President and Chief Financial Officer since 2010
	¡	Investment Principal at Kenda Capital from 2007 to 2010, except for a period during 2008 when he served as Chief Executive Officer of Dalbo Holdings
	¡	Executive Vice President of Finance and Operations and a member of the board of directors of Warrior Energy Services Corporation from 2006 to 2007

Darren J. Ruhr Calgary, Alberta, Canada	¡	Senior Vice President of Corporate Services since January 2012
	¡	Vice President of Corporate Services from 2009 to January 2012
	¡	Vice President of Corporate Services & Corporate Secretary from 2005 to 2009

Gene C. Stahl Houston, Texas, U.S.A	¡	President of Drilling Operations since 2008
	¡	President and Chief Operating Officer from 2005 to 2008

Douglas J. Strong Calgary, Alberta, Canada	¡	President of Completion and Production Services since 2010
	¡	Chief Financial Officer from 2005 to 2010

As at March 1, 2013, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 1,567,838 common shares (approximately 0.6% of our issued and outstanding common shares).

OTHER INFORMATION

Controls and procedures

Evaluation of disclosure controls and procedures

Management, including our principal executive officer and our principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures (defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2012.

Based on that evaluation, our principal executive officer and principal financial and accounting officer have concluded that our disclosure controls and procedure as of December 31, 2012 are effective in ensuring that information we are required to disclose in reports that we file or submit under the Exchange Act is:

¡	recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and
¡	accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, so they make timely decisions about the required disclosure.

While our principal executive officer and principal financial and accounting officer believe that our disclosure controls and procedures are effective and provide a reasonable level of assurance, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the system are met regardless of how well it was designed or functioning.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, which is designed to provide reasonable assurance about the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Management, including our principal executive officer and principal financial and accounting officer, supervised and participated in an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of 2012. The evaluation was based on Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that we maintained effective control over our financial reporting as of December 31, 2012.

There were no changes in our internal control over financial reporting in 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

40	Precision Drilling Corporation 2012 Annual Information Form

Management’s discussion and analysis

Management’s discussion and analysis of our financial condition and results of operation (MD&A) relating to our consolidated financial statements for the fiscal year ended December 31, 2012 forms part of our 2012 annual report and is incorporated by reference in this AIF. The MD&A appears on pages 3 to 43 of our 2012 annual report.

Transfer agent and registrar

Computershare Trust Company of Canada, located in Calgary, Alberta, is the transfer agent and registrar of our common shares. In the U.S., our co-transfer agent is Computershare Trust Company NA located in Golden, Colorado.

Additional information about Precision

Additional information about Precision is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com). Copies are also available from us free of charge by contacting our Senior Vice President, General Counsel and Corporate Secretary:

Precision Drilling Corporation	Email:	corporatesecretary@precisiondrilling.com
800, 525 – 8th Avenue S.W.	Phone:	403.716.4500
Calgary, Alberta, Canada T2P 1G1	Fax:	403.264.0251

Additional information is available in the following documents:

¡

Management information circular (including information about director and officer remuneration and indebtedness, principal holders of Precision’s shares and shares authorized for issuance under Precision’s equity compensation plans) for the annual and special meeting of shareholders to be held on May 8, 2013.

¡	Our 2012 annual report containing our annual consolidated financial statements and MD&A for the year ended December 31, 2012.

Copies are available on SEDAR (www.sedar.com).

Precision Drilling Corporation 2012 Annual Information Form	41

APPENDIX A

Audit Committee Charter

1. General

The purpose of this document is to establish the terms of reference of the Audit Committee (the “Committee”) of Precision Drilling Corporation (the “Corporation”). The Committee is a permanent committee of the Board of Directors of the Corporation (the “Board of Directors”) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management of the Corporation.

The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (Alberta) and, in addition, is required pursuant to the Securities Act (Alberta) and the United States Securities Exchange Act of 1934 for issuers listed on the New York Stock Exchange (the “NYSE”).

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

¡	the integrity of financial reporting to the Shareholders and the investment community;

¡	the integrity of the accounting and financial reporting process and system of controls, including the internal and external audit process;

¡	the Corporation’s compliance with legal and regulatory requirements as they relate to financial reporting matters;

¡	the external auditor’s qualifications and independence;

¡	Audit Services’ reporting protocol and independence;

¡	the work and performance of the Corporation’s financial management, Audit Services function and its external auditor; and

¡	any other matter specifically delegated to the Committee by the Board of Directors or mandated under applicable laws, rules and regulations as well as the listing standards of the TSX and NYSE.

2. Committee Responsibilities

The Committee shall in respect of operations of the Committee:

Committee Governance:

¡	annually establish a set of objectives for the Committee for the respective calendar year, with the status of such objectives to be reviewed and evaluated by the Committee on a quarterly basis;

¡	meet in an in-camera session regularly with the external auditor, the head of Audit Services and members of Management;

¡	meet in separate non-management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate;

¡	review annually its own performance;

¡	review annually the continuing education efforts undertaken by the members of the Committee during the preceding year;

Oversight:

¡

review and discuss with Management and the external auditor the interim and annual financial statements of the Corporation and related notes and management’s discussion and analysis (“MD&A”) and make recommendations to the Board of Directors for their approval;

42	Precision Drilling Corporation 2012 Annual Information Form

¡

be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures;

¡

review and discuss with Management and the external auditor, as applicable, (a) all critical accounting policies and practices to be used in the annual audit, (b) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies; (c) analyses prepared by Management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Corporation and any other opinions sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item; (d) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with Management or restrictions on the scope of the external auditor’s activities or on access to requested information and Management’s response thereto; (e) the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation and other financial disclosures; (f) any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation; (g) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation; and (h) the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;

¡

review and discuss the Corporation’s earnings press releases (paying particular attention to any use of “pro forma”, “adjusted” or “non-GAAP” information) as well as financial information and earnings guidance provided to analysts and rating agencies, it being understood that such review may in the discretion of the Committee, be done generally (i.e. by discussing the types of information to be disclosed and the type of presentation to be made);

¡

review any legal regulatory or compliance matter, claim or contingency that could have a significant impact on the financial statements of the Corporation, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

¡	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

¡	review the interim review findings report of the external auditor before the release of interim financial statements of the Corporation;

¡

in coordination with the Corporate Governance, Nominating and Risk Committee’s oversight of risk, review and discuss with Management the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies such as financial derivatives and hedging activities;

¡

discuss with Management and the external auditors any accounting adjustments that were noted or proposed by the external auditors or Audit Services but were not adopted (as immaterial or otherwise), any communications from the external auditors national office regarding auditing or accounting issues and Management or internal control letters issued, or proposed to be issued by the Corporation’s external auditor and Management’s response to such letters;

¡

discuss with the external auditors, without Management being present, (a) their judgment about the quality, integrity and appropriateness of the Corporation’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Corporation’s statements;

Precision Drilling Corporation 2012 Annual Information Form	43

¡

review the adequacy and effectiveness of the Corporation’s internal accounting and financial controls based on recommendations from Management, Audit Services and the external auditor for the improvement of accounting practices and internal controls;

¡

establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Joint Code of Business Conduct and Ethics;

¡	review with Management, Audit Services and external auditors any significant complaints received related to disclosure, financial controls, fraud or related matters;

¡

review other financial information included in the Corporation’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and is unbiased and non-selective;

¡

if requested by the Board of Directors, receive from the Chief Executive Officer and Chief Financial Officer of the Corporation a certificate certifying in respect of each annual and interim report of the Corporation the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Corporation’s internal controls;

¡	review and oversee the Corporation’s Forward Looking Statement Register as maintained by the Disclosure Committee of the Corporation;

¡	cause to be prepared any report required by law, regulations or stock exchange requirement to be included in the Corporation’s periodic reports;

Dealing with Auditors:

¡	review the scope and plan of work to be done by the external auditor;

¡	approve the terms of the external auditor’s engagement letter and the compensation to be paid by the Corporation to the external auditor;

¡

review the reasons for any proposed change in the external auditor and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;

¡

be directly responsible for appointment, compensation, retention (including termination) and oversight of the work of any auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management or Audit Services and the external auditor regarding financial reporting or the application of any accounting principles or practices;

¡	require the external auditor and Audit Services department to report directly to the Committee;

¡

provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, require the external auditor to attend every meeting of the Committee held during the term of the office of the external auditor;

¡

pre-approve all auditing services to be provided by the external auditors and non-audit services to be performed for the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated members of the Committee the authority to pre-approve audit and permitted non-audit services, provided any audit or non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee for ratification at its first scheduled meeting following such pre-approval;

44	Precision Drilling Corporation 2012 Annual Information Form

¡	review and approve the disclosure with respect to audit and non-audit services provided by the external auditors;

¡

review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

¡

annually request and review a report from the external auditor regarding (a) the external auditor’s internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (c) to assess the auditor’s independence, including all relationships between the external auditor and the Corporation;

¡

evaluate the qualifications and performance of the external auditor, review and approve hiring policies for partners, employees or former employees of the external auditor and make recommendations to the Board of Directors as to the appointment or reappointment of the external auditor to be proposed for approval by the Shareholders;

¡

ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002 and Regulation S-X, and further consider rotation of the external auditor firm itself;

¡

review the results of the annual external audit, including the audit report to the Corporation’s Shareholders and any other reports prepared by the external auditors and the informal reporting from the external auditor on accounting systems and internal controls, including Management’s response;

¡	review annually the administrative reporting protocol for the head of Audit Services, as well as the performance and compensation for the Audit Services group;

¡	review and approve the annual Audit Services’ internal audit plan and all major changes to the plan, the internal auditing budget and staffing;

¡	consider and review the following issues with Management and the head of the Audit Services group:

¡	significant findings of the Audit Services group as well as Management’s response to them;

¡	any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;

¡	the Audit Services Charter; and

¡	compliance with The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;

¡	approve the appointment, remuneration of replacement or dismissal of the head of the Audit Services group; and

¡	direct the head of the Audit Services group to review any specific areas the Committee deems necessary.

Insurance:

¡	review annually the Corporation’s insurance programs and pension plans, not including the Directors and Officers insurance program;

The Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.

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Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of the Management and the external auditor.

The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

3. Committee Structure and Authority

Composition

The Committee shall consist of no fewer than three members, at least 25 percent of whom must be resident Canadians. Each member of the Committee shall be “independent” under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Corporation are listed for trading.

Each member of the Committee must be “financially literate” as such qualification is interpreted by the Board of Directors in its business judgment in light of, and in accordance with, the applicable requirements or guidelines. At least one of the members of the Committee must also have “accounting or related management financial expertise” as such qualification is interpreted by the Board of Directors in its business judgment in accordance with the applicable requirements or guidelines.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

Appointment and Replacement of Committee Members

Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors, and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Corporation. The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall fill any vacancy if the membership of the Committee is less than three directors or Canadian residency requirements are not met. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office and minimum Canadian residency requirements are met. Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next annual meeting of the shareholders of the Corporation after his or her election or until his or her successor shall be duly qualified and appointed.

Quorum

A majority of the Committee with at least 25 percent resident Canadians, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

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Review of Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate, and recommend changes to the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives.

Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

Reporting to the Board of Directors

The Committee will report through the Chair of the Committee to the Board of Directors on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

Committee Chair Responsibilities

The Board of Directors shall appoint a Chair of the Committee, who is expected to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the “Position Description for the Audit Committee Chair”.

Calling of Meetings

Any member of the Committee, the Chairman of the Board of Directors, the Corporate Secretary of the Corporation or the external auditor of the Corporation may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting. Attendance of a member at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board of Directors, generally not later than the next scheduled meeting of the Board of Directors that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Corporation.

Attendance of Others at Meetings

The Committee may request any officer or employee of the Corporation, members of Audit Services, the Corporation’s legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with Audit Services and the external auditor.

Outside Experts and Advisors

The Committee may retain any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Corporation’s expense, as it determines necessary to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

Approved effective February, 2013

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